UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Sono Group N.V.

(Name of Issuer)

Ordinary shares, par value of €0.06 per share

(Title of Class of Securities)

N81409109

(CUSIP Number)

George O’Leary

c/o Sono Group N.V.
Waldmeisterstraße 93
80935 Munich, Germany
+49 (0)89 4520 5818
george.oleary@sonogroupnv.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N81409109	Schedule 13D	Page 2 of 9

1.	Names of Reporting Persons SVSE LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,306,251 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,306,251 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,306,251 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N81409109	Schedule 13D	Page 3 of 9

(1) Represents 3,000,000 high voting shares and 17,306,251 ordinary shares of the Issuer that are owned by the Reporting Persons (as defined herein). High voting shares are convertible at any time by the holder thereof into ordinary shares on a one-for-one basis, whereas ordinary shares are not convertible into high voting shares under any circumstances. Each holder of ordinary shares is entitled to one vote per ordinary share and each holder of high voting shares is entitled to twenty-five votes per high voting share on all matters submitted to them for a vote. George O’Leary, as the sole member of SVSE LLC (based on and subject to his role as managing director of the Issuer through March 25, 2029), has voting and dispositive power with respect to the ordinary shares and high voting shares held by SVSE LLC, the record holder of such securities.

(2) The percentage of class of securities beneficially owned by the Reporting Persons is based on a total of 108,667,115 shares (being the sum of 105,667,115 ordinary shares and 3,000,000 high voting shares) of the Issuer outstanding as a single class as of March 20, 2024, assuming conversion of all high voting shares into ordinary shares. The voting power of the shares beneficially owned represent 51.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s outstanding ordinary shares and high voting shares as a single class as of March 20, 2024.

1.	Names of Reporting Persons George O’Leary
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,306,251 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,306,251 (1)

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11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,306,251 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1) Represents 3,000,000 high voting shares and 17,306,251 ordinary shares of the Issuer that are owned by the Reporting Persons. High voting shares are convertible at any time by the holder thereof into ordinary shares on a one-for-one basis, whereas ordinary shares are not convertible into high voting shares under any circumstances. Each holder of ordinary shares is entitled to one vote per ordinary share and each holder of high voting shares is entitled to twenty-five votes per high voting share on all matters submitted to them for a vote. George O’Leary, as the sole member of SVSE LLC (based on and subject to his role as managing director of the Issuer through March 25, 2029), has voting and dispositive power with respect to the ordinary shares and high voting shares held by SVSE LLC, the record holder of such securities.

(2) The percentage of class of securities beneficially owned by the Reporting Persons is based on a total of 108,667,115 shares (being the sum of 105,667,115 ordinary shares and 3,000,000 high voting shares) of the Issuer outstanding as a single class as of March 20, 2024, assuming conversion of all high voting shares into ordinary shares. The voting power of the shares beneficially owned represent 51.1% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s outstanding ordinary shares and high voting shares as a single class as of March 20, 2024.

CUSIP No. N81409109	Schedule 13D	Page 5 of 9

Item 1. Security and Issuer

The issuer of the shares is Sono Group N.V., a public company with limited liability under Dutch law (naamloze vennootschap) (the “Issuer”). The Issuer’s shares consist of ordinary shares with a par value of €0.06 per share (the “Ordinary Shares”) and high voting shares (the “High Voting Shares”). Each holder of Ordinary Shares is entitled to one vote per Ordinary Share and each holder of High Voting Shares is entitled to twenty-five votes per High Voting Share on all matters submitted to them for vote. High Voting Shares are convertible at any time by the holder thereof into Ordinary Shares on a one-for-one basis. Ordinary Shares are not convertible into High Voting Shares under any circumstances.

The address of the principal executive offices of the Issuer is Waldmeisterstraße 93, 80935 Munich, Germany; its telephone number is +49 (0)89 4520 5818.

Item 2. Identity and Background

(a)        This Schedule 13D is being filed by SVSE LLC (“SVSE”) and George O’ Leary (“Mr. O’Leary” and together with SVSE, the “Reporting Persons”).

(b) - (c) The principal business of SVSE is to make and hold investments in the Issuer. SVSE’s principal place of business and principal office is 9800 Quaye Side Drive, Unit 105, Wellington FL 33411.

The sole member of SVSE is Mr. O’Leary. The present principal occupation of Mr. O’Leary until April 5, 2024, is serving as Chief Financial Officer and member of the board of directors of HealthLynked Corp. The business address of HealthLynked Corp. is 1265 Creekside Pkwy, Suite 302, Naples, Florida 34108. In addition, Mr. O’Leary serves as Chief Executive Officer, Chief Financial Officer and Managing Director of the Issuer. Starting April 8, 2024, Mr. O’Leary assumed the roles of Chief Executive Officer and Chief Financial Officer on a full-time basis. The business address of the Issuer is Waldmeisterstraße 93, 80935 Munich, Germany. Mr. O’Leary is a United States citizen.

(d)        During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        SVSE is a limited liability company organized under the laws of the State of Delaware. Mr. O’Leary is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The 20,306,251 shares reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Sale and Transfer Agreement (as defined below) at an aggregate purchase price of approximately $65,877.54 (converted from Euros to U.S. dollars based on the European Central Bank’s daily exchange rate reported on February 1, 2024, which was €1.00 = $1.0814). The shares were acquired in connection with the Yorkville Agreements and the Transactions as described in Item 4, the information of which is hereby incorporated by reference into this Item 3.

CUSIP No. N81409109	Schedule 13D	Page 6 of 9

Item 4. Purpose of Transaction

The Issuer entered into certain investment-related agreements (the “Yorkville Agreements”), effective November 20, 2023, between the Issuer and YA II PN, Ltd. (“Yorkville”), pursuant to which Yorkville committed to provide financing to the Issuer subject to the satisfaction of certain conditions precedent. The aim of the Yorkville Agreements and the transactions contemplated therein (the “Transactions”) was the restructuring of the Issuer and Sono Motors GmbH, the Issuer’s sole Subsidiary (collectively, the “Companies”), in connection with the Companies’ respective self-administration proceedings in Germany. On January 31, 2024, the Issuer withdrew its application for its preliminary self-administration proceedings, and on the same day held an extraordinary general meeting of shareholders (“EGM”) at which Mr. O’Leary was appointed as the sole current member of the Issuer’s management board. The Subsidiary subsequently exited its self-administration proceedings on February 29, 2024.

As a condition to the willingness of Yorkville to enter into the Yorkville Agreements and the Transactions, Laurin Hahn and Jona Christians – the Issuer’s co-founders and former co-CEOs (collectively, the “Founders”) – entered into a Shareholders Commitment Letter, effective as of November 20, 2023 (the “Shareholders Commitment Letter”) with the Issuer and the Subsidiary. Under the terms of the Shareholders Commitment Letter, the Founders undertook to sell and transfer, in the aggregate, 17,306,251 Ordinary Shares and all of their High Voting Shares in the Issuer to the Issuer and/or the new members of the management board to be appointed for the Issuer.

Pursuant to the terms of the Yorkville Agreements and in connection with the Transactions, the Founders entered into respective Sale and Transfer Agreements, each dated February 1, 2024 (collectively, the “Sale and Transfer Agreement”), with SVSE, Bambino 255. V V UG and the Issuer, pursuant to which the Founders, in the aggregate, sold and transferred 17,306,251 Ordinary Shares and all of their High Voting Shares to SVSE. The transfers of the 3,000,000 High Voting Shares and 17,306,251 Ordinary Shares were reflected in the Issuer’s share register on February 1, 2024 and March 25, 2024, respectively.

In connection with the Transactions, changes in the Issuer’s supervisory board were implemented, with two new members appointed at the EGM following the resignation on the same day of all of the Issuer’s former supervisory board members. Mr. O’Leary, in his role as Managing Director of the Issuer, plans to increase the number of members of the Issuer’s supervisory board to at least three in the medium to long term.

Item 5. Interest in Securities of the Issuer

(a,b)

The responses of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares as to which such Reporting Person has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2, 3 and 4 above is hereby incorporated by reference.

Mr. O’Leary, as the sole member of SVSE (based on and subject to his role as managing director of the Issuer through March 25, 2029), has voting and dispositive power with respect to the Ordinary Shares and High Voting Shares held by SVSE, the record holder of such securities.

(c)        Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the shares of the Issuer during the past 60 days.

(d)       Except as disclosed in this Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

CUSIP No. N81409109	Schedule 13D	Page 7 of 9

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4, and 5 are hereby incorporated by reference in their entirety.

To the best knowledge of the Reporting Persons, other than described in Items 3, 4, and 5 and this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Pledge Agreement

As a result of the Transactions, on November 17, 2023, the Issuer and Yorkville entered into a funding commitment letter (the “Funding Commitment Letter”), pursuant to which the Issuer agreed to issue to Yorkville certain debentures (the “Debentures”). In connection with the Funding Commitment Letter, on February 5, 2024, SVSE entered into a Pledge Agreement with Yorkville, pursuant to which SVSE agreed to pledge and grant to Yorkville a security interest in all of SVSE’s then owned and thereafter acquired, created or arising property (the “Pledged Collateral”) described as follows : (i) all of SVSE’s ownership interests in the Issuer and SVSE, as well as any successor entity thereto, including (a) all Ordinary Shares and High Voting Shares of the Issuer and membership interests in SVSE currently held or acquired in any matter at any time (collectively, the “Pledged Ownership Interests”), (b) any investment property that constitutes, represents or evidences the Pledged Ownership Interests at any time, (c) any accounts, general intangibles or instruments that constitute, represent or evidence the Pledged Ownership Interests at any time and (d) any supporting obligations for the Pledged Ownership Interests, and all agreements, instruments or other documents relating to such supporting obligations, at any time; (ii) all of SVSE’s certificated ownership documentation and uncertificated ownership documentation that evidences, represents or otherwise relates to the Pledged Ownership Interests at any time; (iii) all of SVSE’s rights, benefits and interests associated with or related to the Pledged Ownership Interests under the Issuer’s and SVSE’s organizational documents and the law under which each of the Issuer and SVSE is incorporated, organized or formed; (iv) all dividends, interest payments, cash and other property from time to time received, receivable or otherwise distributed in respect of, or in exchange of, or in respect of the conversion of, any or all of the foregoing Pledged Collateral; (v) all claims of any kind which SVSE now has or may in the future acquire against the Issuer or SVSE thereto in SVSE’s capacity as a shareholder, member, partner, beneficiary or other equity holder in the Issuer or SVSE; (vi) all deposit accounts that is either (a) maintained with Yorkville, if Yorkville is a bank, (b) subject to a written deposit control agreement by and among SVSE, Yorkville and the bank with which the deposit account is maintained, or (c) a deposit account with respect to which Yorkville is the bank’s customer; (vii) the books and records relating to the Pledged Collateral or any portion of the Pledged Collateral; and (viii) all proceeds and products of the foregoing Pledged Collateral.

The foregoing description of the Pledge Agreement is not complete and is subject to and qualified in its entirety by reference to the Pledge Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D, and is incorporated herein by reference.

Security Agreement

In connection with the Funding Commitment Letter and as a condition to Yorkville’s purchase of the Debentures, on February 5, 2024, SVSE, as a debtor, entered into a Security Agreement with Yorkville, as the secured party, pursuant to which SVSE agreed to pledge to Yorkville, and grant to Yorkville a security interest, in all of SVSE’s then owned and thereafter acquired, created or arising property. The Security Agreement contains certain customary representations, warranties and covenants regarding the collateral thereunder, in each case as more fully set forth in the Security Agreement.

CUSIP No. N81409109	Schedule 13D	Page 8 of 9

The foregoing description of the Security Agreement is not complete and is subject to and qualified in its entirety by reference to the Security Agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 99.1(1)	Sale and Transfer Agreement, dated February 1, 2024, by and among Jona Christians, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.
Exhibit 99.2(1)	Sale and Transfer Agreement, dated February 1, 2024, by and among Laurin Hahn, Bambino 255. V V UG, SVSE LLC and Sono Group N.V.
Exhibit 99.3	Pledge Agreement, dated February 5, 2024, by and among SVSE LLC, YA II PN, Ltd. and the other pledgors party thereto from time to time.
Exhibit 99.4	Security Agreement, dated February 5, 2024, by and among SVSE LLC and the other debtors party thereto from time to time, with and for the benefit and security of YA II PN, Ltd.
Exhibit 99.5	Joint Filing Agreement, dated April 11, 2024, by and between the Reporting Persons.

(1)	This exhibit contains a typographical error with respect to “Bambino 225. V V UG”. The correct legal name is “Bambino 255. V V UG”.

CUSIP No. N81409109	Schedule 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SVSE LLC

Date: April 11, 2024	By:	/s/ George O’Leary
Name: George O’Leary
Title: Sole Member

George O’Leary

/s/ George O’Leary